Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

April 13, 2016	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold reports production of 25,120 gold ounces for the first quarter of 2016

Hermosillo, Mexico - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) is pleased to report preliminary production results for the Company’s first quarter ended March 31, 2016. The Company achieved production of 25,120 gold ounces for the quarter.

Three Months Ended March 31, 2016

	Jan-Mar	Jan-Mar	% Change
	2016	2015
Ore Processed (Dry t)	2,003,712	2,074,788	(3)
Average Grade Processed (g/t Au)	0.62	0.53	17
Low Grade Stockpiled (t)	3,966	112,206	(96)
Average Grade Stockpiled (g/t Au)	0.24	0.26	(8)
Waste Mined (t)	4,708,661	5,997,897	(21)
Total Mined (t)	6,707,981	8,084,228	(17)
Strip Ratio	2.36	2.87	(18)
Gold Produced (oz)	25,120	24,155	4
Silver Produced (oz)	14,671	15,309	(4)
Gold Sold (oz)	24,667	24,155	2
Silver Sold (oz)	14,671	15,309	(4)
Days	91	90	1
Average Ore Processed (t/d)	22,019	23,053	(5)
Average Total Mined (t/d)	73,714	89,825	(18)
Realized Gold Price	$1,160	$1,221	(5)

Arturo Bonillas, President of the Company, stated, “Gold production this quarter was strong mainly due to higher grades and lower waste stripping. Grades were 17% higher and strip was 18% lower than the same quarter last year. We remain on track to achieve our objectives for 2016.”

About Timmins Gold

The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora, which provides a base of operations, allowing the Company to develop two economically robust growth projects with manageable capital requirements, the Ana Paula and Caballo Blanco gold projects.

Contacts:

Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-638-8980
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, receipt of the requisite approvals for business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to liquidity, working capital management and to production, possible capital savings and estimates of capital, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.